

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

June 15, 2006

By U.S. Mail

Mr. Leonard H. Luner
Chief Executive Officer and Chief Financial Officer
Originally New York, Inc.
2505 Anthem Village Drive
Suite E-404
Henderson, NV 89052

   Re: **Originally New York, Inc.**
      Form 10-KSB for the Fiscal Year Ended December 31, 2005
      Filed April 17, 2006
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed April 8, 2005
      Form 10-QSB for the Quarter Ended September 30, 2005
      Filed November 14, 2005
      Forms 10-QSB/A for the Quarter Ended September 30, 2005
      Filed June 7, 2006
      File No. 0-50013

Dear Mr. Luner:

   We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

          Sincerely,

          William Choi
          Branch Chief